SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Rule 13e-4)
(Amendment No. 2/Final Amendment)

TENDER OFFER STATEMENT
UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NU SKIN ENTERPRISES, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

CERTAIN OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE, HAVING AN EXERCISE PRICE OF $10.00 PER SHARE OR MORE
(TITLE OF CLASS OF SECURITIES)

n/a*
(CUSIP NUMBER OF CLASS OF SECURITIES)

M. TRUMAN HUNT
EXECUTIVE VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
NU SKIN ENTERPRISES, INC.
75 WEST CENTER STREET
PROVO, UT 84601
(801) 345-6100
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
COMMUNICATIONS ON BEHALF OF FILING PERSON)

COPY TO:
NOLAN S. TAYLOR, ESQ.
DORSEY & WHITNEY LLP
170 SOUTH MAIN STREET, SUITE 900
SALT LAKE CITY, UTAH 84101
(801) 933-7360

AMOUNT PREVIOUSLY PAID: $1,012
FORM OR REGISTRATION NO.: 5-49939M
FILING PARTY: Nu Skin Enterprises, Inc.
DATE FILED: September 17, 2001

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        [   ]    third party tender offer subject to Rule 14d-1.
        [X]    issuer tender offer subject to Rule 13e-4.
        [   ]    going-private transaction subject to Rule 13e-3.
        [   ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   [X]

*     There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying Class A common stock is 67018T105.

         This Amendment No. 2, our Final Amendment, amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 17, 2001, as amended by the Schedule TO-I/A filed with the Securities and Exchange Commission on October 10, 2001 (as so amended, the “Schedule TO”).

         The offer expired at 5:00 p.m., Mountain Time, on October 16, 2001. Pursuant to the terms and conditions of the offer, a total of ninety (90) eligible employees elected to participate in the exchange program. Those ninety (90) employees tendered a total of 950,125 eligible options to purchase our Class A common stock, which options we accepted for exchange and cancelled on October 17, 2001, in return for promises to grant new stock options on the grant date of April 19, 2002.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Nu Skin’s Tender Offer Statement on the Schedule TO is true, complete and correct.

NU SKIN ENTERPRISES, INC.

By:      /s/ Corey B. Lindley
            Corey B. Lindley
Its:       Executive Vice President and
            Chief Financial Officer

Date:   October 23, 2001